Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated November 4, 2016

Relating to Preliminary Prospectus dated October 25, 2016

Registration Statement No. 333-213692

and the Registration Statement on Form S-1 filed pursuant to Rule 462(b) dated November 3, 2016

Registration Statement No. 333-214428

SMART SAND, INC.

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus, subject to completion, dated October 25, 2016 (the “Preliminary Prospectus”), of Smart Sand, Inc. (the “Company”) and the Registration Statement on Form S-1 filed pursuant to Rule 462(b), dated November 3, 2016, relating to this offering, which may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1529628/000119312516759308/d288508ds1mef.htm. The information in this free writing prospectus updates and supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent therewith or prepared based on assumptions that are inconsistent with the information below.

REVISED OFFERING SIZE:

“The Offering” on page 12 of the Preliminary Prospectus is revised as follows:

Initial public offering price per share	$11.00

Common stock offered by us	11,700,000 shares.

Common stock outstanding after this offering	34,238,712 shares (or 35,116,212 shares, if the underwriters exercise in full their option to purchase additional shares from us).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an aggregate of 877,500 additional shares of our common stock to cover over-allotments. The selling stockholders have also granted the underwriters a 30-day option to purchase up to an aggregate of 877,500 additional shares of our common stock to cover over-allotments.

Shares held by our selling stockholders after this offering	22,525,131 shares (or 21,647,631 shares, if the underwriters exercise in full their option to purchase additional shares from the selling stockholders).

Use of proceeds

We expect to receive approximately $119.2 million of net proceeds (or $128.3 million if the underwriters exercise their option to purchase from us 877,500 additional shares in full), after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to use a portion of the net proceeds from this offering to redeem all of the outstanding shares of our Redeemable Series A Preferred Stock (“Preferred Stock”), to repay in full the outstanding indebtedness under our existing revolving credit facility, which will be terminated, and the remaining net proceeds for general corporate purposes. Please read “Use of Proceeds.”

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders in this offering pursuant to any exercise by the underwriters of their option to purchase additional shares of our common stock from the selling stockholders.

The information above includes 350,167 shares of voting, but unvested, restricted stock. The information above does not include shares of common stock reserved for issuance pursuant to the 2016 Plan (as defined in “Executive Compensation—Equity

Compensation Plans—2016 Incentive Award Plan”). Additionally, the information above does not include 3,998,344 shares of common stock that are issuable upon the exercise of outstanding warrants held by certain of our existing stockholders that we expect to be exercisable shortly after the completion of this offering. Assuming all warrants are exercised, we will have 38,237,056 shares of common stock outstanding (or 39,114,556 shares, if the underwriters exercise in full their option to purchase additional shares).

LIQUIDITY:

At the closing of this offering, we expect to have approximately $22 million of liquidity in the form of cash on hand and anticipate entering into a new $40 to 50 million revolving credit facility with third-party lenders at or shortly after the completion of this offering.

BENEFICIAL OWNERSHIP OF SECURITIES PUBLICLY TRADED SHARES:

After this offering, there will be only 11,700,000 publicly traded shares of common stock held by our public common stockholders (13,455,000 shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock from us and the selling stockholders). Assuming that the existing stockholders exercise after this offering all outstanding warrants to purchase shares of our common stock, Clearlake will beneficially own 14,270,207 shares of common stock, representing an aggregate 37% of outstanding shares of our common stock (or 13,705,511 shares of our common stock, representing an aggregate 35% of outstanding shares of our common stock, if the underwriters exercise in full their option to purchase additional shares of common stock). Assuming that the existing stockholders exercise after this offering all outstanding warrants to purchase shares of our common stock, our Chief Executive Officer will beneficially own 7,954,092 shares of common stock, representing an aggregate 21% of outstanding shares of our common stock (or 7,756,036 shares of our common stock, representing an aggregate 19.8% of outstanding shares of our common stock, if the underwriters exercise in full their option to purchase additional shares of common stock).

USE OF PROCEEDS

“USE OF PROCEEDS” on page 37 is hereby revised as follows:

We expect to receive approximately $119.2 million of net proceeds from the sale of the common stock offered by us, or $128.3 million if the underwriters exercise their option to purchase 877,500 additional shares in full from us, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We have granted the underwriters a 30-day option to purchase up to an aggregate of 877,500 additional shares of our common stock.

We intend to use a portion of the net proceeds from this offering to redeem all of our outstanding Preferred Stock, to repay the outstanding indebtedness under our existing revolving credit facility, which will be terminated, and the remaining net proceeds for general corporate purposes.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders in this offering pursuant to any exercise by the underwriters of their option to purchase additional shares of our common stock from the selling stockholders. The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 877,500 additional shares of our common stock. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling stockholders.

The following table illustrates our anticipated use of the net proceeds from this offering, assuming no exercise by the underwriters of their option to purchase additional shares from us:

Sources of Funds		Use of Funds
(In millions)
Net proceeds from this offering	$119.2	Redemption of Preferred Stock	$40.3
		Repayment of outstanding borrowings under our existing revolving credit facility	57.0
		General corporate purposes	21.9

Total sources of funds	$119.2	Total uses of funds	$119.2

Our existing revolving credit facility has restrictions on our ability to make interest or principal payments on the Preferred Stock. As of June 30, 2016, we had $58.0 million of outstanding borrowings and $3.5 million of letters of credit outstanding under our existing revolving credit facility. Our existing revolving credit facility matures March 28, 2019 and bears interest at a variable rate. At June 30, 2016, the weighted average interest rate on borrowings under our existing revolving credit facility was 4.47%. We also pay a commitment fee on unused amounts of our revolving credit facility of 37.5 basis points. The outstanding borrowings under our existing revolving credit facility were incurred primarily to fund a portion of our 2014 and 2015 capital expenditures. In connection with the completion of this offering, we expect to terminate our existing revolving credit facility.

CAPITALIZATION

“CAPITALIZATION” on page 39 is hereby revised as follows:

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2016:

•	on a historical basis; and

•	on an as adjusted basis to reflect this offering and the application of the net proceeds from this offering as described under “Use of Proceeds.”

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historical actual share amounts presented in the table below are not adjusted to reflect our 2,200 for 1 stock split that will occur after the effective date of the registration statement of which this prospectus forms a part and prior to the completion of this offering.

	As of June 30, 2016
	Historical(1)	As Adjusted
	(in millions, except share data)
Cash and cash equivalents	$1.9	$26.0

Long-term debt and redeemable preferred stock:
Revolving credit facility(2)	$57.2	$—
Redeemable Series A Preferred Stock ($0.001 par value; 100,000 shares authorized, 38,266 issued and outstanding, actual historical; and zero shares authorized, zero shares issued and outstanding, as adjusted)(2)	37.9	—
Equipment financing obligations	0.7	0.7
Notes payable	0.3	0.3

Total long-term debt and redeemable preferred stock (net of current maturities)	$96.1	$1.0

Stockholders’ equity:
Preferred stock ($0.001 par value; zero shares authorized, issued and outstanding, actual; and 10,000,000 shares authorized, zero shares issued and outstanding, as adjusted)	—	—
Common stock ($0.001 par value; 15,000 shares authorized, 10,077 issued and outstanding, actual historical; and 350,000,000 shares authorized, 34,238,712 shares issued and outstanding, as adjusted)(3)	*	*
Treasury stock (at cost; 18.0 shares, actual historical; 39,600 shares, as adjusted)	(0.2)	(0.2)
Additional paid-in capital	4.6	123.8
Accumulated deficit	(2.3)	(2.3)

Total stockholders’ equity	$2.1	121.3

Total Capitalization	$98.2	122.3

*	Less than $0.1 million.
(1)	Historical amounts as of June 30, 2016 are not adjusted to give effect to our 2,200 for 1 stock split that will occur after the effective date of the registration statement of which this prospectus forms a part and prior to the completion of this offering.
(2)	As of June 30, 2016, there was approximately $58.0 million (including net debt discount of $0.8 million) outstanding under our existing revolving credit facility as well as $0.2 million of accrued interest included in accrued expenses in the consolidated balance sheet. In connection with the completion of this offering, we will (i) repay in full outstanding borrowings under the revolving credit facility and (ii) redeem in full our Preferred Stock. Please read “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities—Our Credit Facility and Other Arrangements—Revolving Credit Facility.”
(3)	Excludes 3,998,344 shares issuable upon the exercise of outstanding warrants held by certain of our existing stockholders that we expect to be exercisable shortly after the completion of this offering.

The following table presents the pro forma adjustments to net income (loss) and net income (loss) per share had the (i) repayment of the full outstanding borrowings under our revolving credit facility and (ii) redemption in full of our Preferred Stock occurred as of January 1, 2015 and January 1, 2016, respectively. Adjustments to net income (loss) for the year ended December 31, 2015 and for the six months ended June 30, 2016 include (i) $1.8 million and $1.3 million related to removal of interest expense on our revolving credit facility; (ii) $5.1 million and $3.1 million related to removal of interest expense on our Preferred Stock; (iii) $1.6 million and $0.8 million loss on extinguishment of debt due to the accelerated accretion of Preferred Stock transaction costs; and (iv) $0.7 million and $0.5 million income tax expense, respectively.

	December 31, 2015(a)	June 30, 2016(a)
	(in thousands, except per share data)
Net income (loss)	$4,990	$(1,967)
Proforma adjustments	4,553	3,088

Proforma net income	$9,543	$1,121

Net income (loss) per share, basic	$496.42	$(195.20)
Proforma adjustments per share, basic	453.03	306.46

Proforma net income per share, basic	$949.45	$111.26

Net income (loss) per share, diluted	$415.83	$(195.20)
Proforma adjustments per share, diluted	379.49	288.51

Proforma net income per share, diluted	$795.32	$93.31

(a)	Amounts presented are not adjusted to give effect to our 2,200 for 1 stock split that will occur after the effective date of the registration statement of which this prospectus forms a part and prior to the completion of this offering.

The information presented above assumes no exercise of the option to purchase additional shares by the underwriters. The table does not reflect shares of common stock reserved for issuance under our 2016 Plan, which we plan to adopt in connection with this offering, or upon exercise of outstanding warrants.

DILUTION

“DILUTION” on page 41 is hereby revised as follows:

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value (tangible assets less total liabilities) per share of our common stock for accounting purposes. Our net tangible book value as of June 30, 2016 was approximately $2.1 million, or $0.09 per share.

As adjusted net tangible book value per share is determined by dividing our net tangible book value, or total tangible assets less total liabilities, by our shares of common stock that will be outstanding immediately prior to the closing of this offering. At an initial public offering price of $11.00 per share, after giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), our adjusted net tangible book value as of June 30, 2016 would have been approximately $121.3 million, or $3.57 per share. This represents an immediate increase in the net tangible book value of $3.48 per share to our existing stockholders and an immediate dilution to new investors purchasing shares in this offering of $7.43 per share, resulting from the difference between the offering price and the as adjusted net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Initial public offering price per share		$11.00
Net tangible book value per share as of June 30, 2016	$0.09
Increase per share attributable to new investors in this offering	$3.48
As adjusted net tangible book value per share (after giving effect to this offering)		$3.57

Dilution in net tangible book value per share to new investors in this offering		$7.43

The following table summarizes, on an adjusted basis as of June 30, 2016, the total number of shares of common stock owned by existing stockholders and to be owned by new investors at $11.00 per share and the total consideration paid and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $11.00, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)	22,538,712	66%	$1,675,000	1%	$0.07
New investors in this offering	11,700,000	34	128,700,000	99%	11.00

Total	34,238,712	100%	$130,375,000	100%	$3.8

(1)	The number of shares disclosed for the existing stockholders includes 877,500 shares that may be sold by the selling stockholders in this offering pursuant to any exercise of the underwriters’ option to purchase additional shares of common stock.

The calculations above are based on 34,238,712 shares outstanding after the completion of this offering and exclude 3,998,344 shares issuable upon the exercise of outstanding warrants held by certain of our existing stockholders that we expect to be exercisable shortly after the completion of this offering. To the extent that any outstanding warrants are exercised, there will be further dilution to investors participating in this offering.

INCENTIVE COMPENSATION PLAN

The aggregate number of shares of our common stock that will initially be available for issuance under the 2016 Plan is equal to the sum of (i) 3,911,456 shares and (ii) any shares of common stock which as of the effective date of the 2016 Plan are subject to awards granted under the 2012 Plan that are forfeited, expire or otherwise terminate without the issuance of shares. No more than 3,911,456 shares of common stock may be issued under the 2016 Plan upon the exercise of incentive stock options.

PRINCIPAL AND SELLING STOCKHOLDERS:

“PRINCIPAL AND SELLING STOCKHOLDERS” on page 111 is hereby revised in its entirety as follows:

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock that, upon the consummation of this offering, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.

The amounts and percentage of shares of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. Information presented in the table below is adjusted to reflect our 2,200 for 1 stock split that will occur after the effective date of the registration statement of which this prospectus forms a part and prior to the completion of this offering.

Name of Beneficial Owner(1)	Shares Beneficially Owned Before this Offering		Number of shares of common stock offered if the underwriters’ option to purchase additional shares is not exercised	Number of shares of common stock offered if the underwriters’ option to purchase additional shares is exercised in full	Shares Beneficially Owned After this Offering (Assuming No Exercise of the Underwriters’ Over-Allotment Option)		Shares Beneficially Owned After this Offering (Assuming the Underwriters’ Over-Allotment Option is Exercised in Full)
	Number	Percentage			Number	Percentage	Number	Percentage
Clearlake Capital Partners II (Master), L.P.(2)	14,270,207	63.3%	—	564,696	14,270,207	41.7%	13,705,511	39.0%
Keystone Cranberry, LLC(3)	7,603,925	28.7%	—	198,056	7,6043,925	19.9%	7,405,869	18.9%
Directors/Named Executive Officers
Charles E. Young(4)	7,954,092	30.0%	—	198,056	7,954,092	20.8%	7,756,036	19.8%
Lee Beckelman	38,500	*	—	1,524	38,500	*	36,976	*
Robert Kiszka(5)	607,392	2.3%	—	16,124	607,392	1.6%	591,268	1.5%
José E. Feliciano(2)	14,270,207	63.3%	—	564,696	14,270,207	41.7%	13,705,511	39.0%
Colin Leonard	—	—	—	—	—	—	—	—
Timothy J. Pawlenty	60,793	*	—	2,406	60,793	*	58,388	*
Andrew Speaker(6)	1,490,751	5.6%	—	35,258	1,490,751	3.9%	1,455,576	3.7%
Sharon Spurlin	11,000	*	—	435	11,000	*	10,493	*
Tracy Robinson	11,000	*	—	—	11,000	*	11,000	*
All Directors and Executive Officers as a group (12 persons)	24,485,931	92.3%	—	820,169	24,485,931	64.0%	23,665,762	60.5%
Other Selling Stockholders
Speaker Children 2012 Irrevocable Trusts(7)	264,000	1.2%	—	10,447	264,000	*	253,553	*
Frank Porcelli(8)	1,754,751	6.6%	—	45,705	1,754,751	4.6%	1,709,046	4.4%
F. Philip Handy(9)	29,792	*	—	1,179	29,792	*	28,613	*
William John Young	20,259	*	—	802	20,259	*	19,457	*
Susan Neumann	10,891	*	—	431	10,891	*	10,460	*
Ronald P. Whelan	11,045	*	—	437	11,045	*	10,608	*

*	Less than 1%.

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is c/o Smart Sand, Inc., 24 Waterway Avenue, Suite 350, The Woodlands, Texas 77380.
(2)	Represents shares held of record by Clearlake Capital Partners II (Master), L.P., a Delaware limited partnership (“CCPII”). CCPII is managed by Clearlake Capital Management II, L.P., a Delaware limited partnership (“CCMII”). CCMII’s general partner is Clearlake Capital Group, L.P., whose general partner is CCG Operations, L.L.C., a Delaware limited liability company (“CCG Ops”). CCPII’s general partner is Clearlake Capital Partners II GP, L.P., a Delaware limited partnership (“CCPII GP”). CCPII GP’s general partner is Clearlake Capital Partners, LLC, a Delaware limited liability company (“CCP”). CCP’s managing member is CCG Ops. José E. Feliciano and Behdad Eghbali are managers of CCG Ops and may be deemed to share voting and dispositive power of the shares held of record by CCPII. The address of Messrs. Feliciano and Eghbali and the entities named in this footnote is c/o Clearlake Capital Group, 233 Wilshire Blvd, Suite 800, Santa Monica, CA 90401.
(3)	Charles E. Young owns approximately 83% of the membership interests in Keystone Cranberry, LLC, is the sole managing member and has sole voting and investment power over the shares held by Keystone Cranberry, LLC.
(4)	Includes 2,600,000 shares that may be purchased upon the exercise of outstanding warrants that the company expects to be exercisable within 60 days of the date of this prospectus. All shares are held by Keystone Cranberry, LLC, a Pennsylvania limited liability company. Mr. Young owns approximately 83% of the membership interests in Keystone Cranberry, LLC, is the sole managing member and has sole voting and investment power over the shares held by Keystone Cranberry, LLC. Also includes 350,167 shares of restricted stock issued under the 2012 Plan as the holders of such shares of restricted stock have executed a proxy in favor of Mr. Young.
(5)	Includes 200,000 shares that may be purchased upon the exercise of outstanding warrants that the company expects to be exercisable within 60 days of the date of this prospectus. Other than 22,475 shares held directly by Mr. Kiszka, all shares are held by BAMK Associates, LLC, a Pennsylvania limited liability company. Mr. Kiszka is the sole member and has sole voting and investment power over the shares held by BAMK Associates, LLC.
(6)	Includes 599,999 shares that may be purchased upon the exercise of outstanding warrants that the company expects to be exercisable within 60 days of the date of this prospectus.
(7)	Includes (i) 88,000 shares held by the Trust for Jessica L. Speaker dated October 18, 2012, (ii) 88,000 shares held by the Trust for Mary J. Speaker dated October 18, 2012, and (iii) 88,000 shares held by the Trust for Thomas A. Speaker dated October 18, 2012 (collectively, the “Speaker Children Trusts”). Joseph Speaker is trustee of the Speaker Children Trusts, and as trustee, Mr. Speaker has sole voting and investment power over the shares held by the Speaker Children Trusts. Mr. Speaker is also the brother of Andrew Speaker, who is the Co-Chairman of our Board of Directors.
(8)	Includes 599,999 shares that may be purchased upon the exercise of outstanding warrants that the company expects to be exercisable within 60 days of the date of this prospectus.
(9)	All shares are held by the Blaine Trust U/A/D dated January 26, 2001 (the “Blaine Trust”). Given the revocable nature of the Blaine Trust, Mr. Handy, as settlor and trustee, is deemed to have voting and investment power over the shares held by the Blaine Trust.

* * * * * * * * *

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling Credit Suisse Securities (USA) LLC at (800) 221-1037 or Goldman, Sachs & Co. at (212) 902-1171. You may obtain a copy of the most recent amendment to the registration statement that contains the prospectus at: https://www.sec.gov/Archives/edgar/data/1529628/000119312516745690/d219314ds1a.htm and the Registration Statement on Form S-1 filed pursuant to Rule 462(b) at https://www.sec.gov/Archives/edgar/data/1529628/000119312516759308/d288508ds1mef.htm.